Financial Strength in a Growing Sector

2011



National Health Investors, Inc.

NYSE: NHI

Safe Harbor Statement

These slides accompany an oral presentation by National Health Investors, Inc., which contains forward-looking statements that are based on current expectations, estimates, our beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," and "estimates" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or implied in the forward-looking statements.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. While we may elect to update these forward-looking statements at some point in the future, we disclaim any obligation to do so, even if our estimates or assumptions change. In light of these and other uncertainties, the inclusion of a forward-looking statement in this presentation should not be regarded as a representation by us that our plans and objectives will be achieved. You should not place undue reliance on these forward-looking statements. Factors which could cause our actual results to be materially different from those expressed in or implied by the forward-looking statements we make are set forth under the caption “Risk Factors” in our Annual Report on Form 10-K, and in our other reports filed with the Securities and Exchange Commission. In this presentation we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measure is included in this presentation.

Investment Highlights

- Strong, diversified portfolio
- Low leverage balance sheet
- Solid dividend
- Focus on need driven senior housing and other healthcare properties
- Attractive investment opportunities in the marketplace



Geographic Diversification

YTD Revenue


less than $250,000
$250,000 - $1,249,999
$1,250,000 - $2,749,999
$2,750,000 - $5,249,999
more than $5,249,999

Number of Facilities


less than 2
2 – 4
5 – 9
10 – 14
more than 14

Portfolio by Investment Type *(Revenue)*



Quarter Ended March 31, 2011
Independent Living, 2.23%
MOB, 1.30%
Transitional Rehab., 1.07%
Acute Care, 3.41%
Acute Psychiatric, 2.26%
Assisted Living, 21.19%
Skilled Nursing, 68.54%



Quarter Ended March 31, 2010
Independent Living, 2.32%
Acute Care, 3.48%
MOB, 1.31%
Acute Psychiatric, 0.46%
Assisted Living, 23.28%
Skilled Nursing, 69.15%

Tenant Concentration *(Revenue)*

- Well diversified tenant mix with both public and privately-held companies
- Of the 92 health care properties leased to operators, 41 are leased to National HealthCare Corporation ("NHC"), a publicly-held company and our largest customer.

Quarter Ended March 31, 2011


Community Health Systems, Inc. (CYH), 3.89%
Emeritus Senior Living (ESC), 5.07%
Sun Healthcare Group, Inc. (SUNH), 2.03%
Sunrise Senior Living, Inc. (SRZ), 1.66%
Non-public, 41.38%
National HealthCare Corp. (NHC), 45.97%

Quarter Ended March 31, 2010


Community Health Systems, Inc. (CYH), 3.97%
Emeritus Senior Living, 5.18%
Sun Healthcare Group, Inc. (SUNH), 2.03%
Sunrise Senior Living, Inc. (SRZ), 1.70%
Non-public, 41.34%
National HealthCare Corp. (NHC), 45.78%

Largest Tenant - NHC

- **Strongest Balance Sheet in the Senior-Housing, public company operating space**

- **National HealthCare Corporation ("NHC"), a publicly-held company, founded in 1971, provides services to 77 long-term health care centers with 9,742 beds. NHC's affiliates also operate 36 homecare programs, seven independent living centers and 16 assisted living communities. NHC's other services include Alzheimer's units, long-term care pharmacies, hospice, a rehabilitation services company, and providing management and accounting services to third parties.**

NHC financial highlights based on their most recent SEC filings
(*in millions*)

	Year Ended 12/31/2010	Year Ended 12/31/2009
Revenue	$ 715.5	$ 668.2
EBITDAR	143.8	128.5
NHI Lease Service	35.2	34.7
Cash and cash equivalents	28.5	39.0
Restricted cash	52.0	96.9
Marketable securities	85.1	71.3
Restricted marketable securities	70.9	19.4
Equity	561.1	525.8
Debt/Total Book Capitalization	1.75%	1.87%

Investment Strategy

- Primarily invest in senior housing real estate operated by top-tier regional operators
- Prioritize direct referrals and growth with existing tenants over brokered deals
- Diversify the portfolio with private pay senior housing facilities with a higher priority given to Assisted Living and newer Skilled Nursing Facilities with high potential to attract private pay and Medicare patients
- Consider other investment opportunities (i.e. 2nd Mortgage Lending, Construction lending w/ purchase option)



Acquisitions

(2010-2011)

Investment Type	Asset Class	Total Investment	Weighted Average Initial Yield	Average Maturity
Lease-back	SNF	$ 67,000,000	9.25%	2014
Lease-back	AL/ALZ	43,050,000	9.73%	2024
Construction Loan	TRC[1]	13,870,000	10.00%	2015
Lease-back	APH[2]	12,500,000	12.00%	2025
2nd Mortgage	SNF	5,000,000	14.10%	2015
Lease-back	AL/ALZ	15,000,000	8.50%	2016
		$ 156,420,000		

(1) Transitional Rehabilitation Center

(2) Acute Psychiatric Hospital

NHI Capitalization and Liquidity

(millions)

	Q1 2011	2010	2009	2008
Debt and Equity				
Debt	$ 49.4	$ 37.8	$ -	$ 4.0
Equity	447.5	442.5	434.6	429.6
Total Book Capitalization	$ 496.9	$ 480.3	$ 434.6	$ 433.6
Debt/Total Book Capitalization	9.9%	7.9%	0.0%	0.9%
Cash and Securities				
Cash and cash equivalents	$ 21.1	$ 2.7	$ 45.7	$ 100.2
Marketable securities	21.4	22.5	21.3	26.6
LTC preferred stock	38.1	38.1	38.1	38.1
Total Cash and Securities	$ 80.6	$ 63.3	$ 105.1	$ 164.9



Financial Highlights

(000's except per share)

	Q1 2011	2010	2009	2008
Revenues	$ 20,616	$ 78,396	$ 63,157	$ 56,941
Expenses	7,204	20,471	15,282	12,304
Other Income and (Expenses)[(1)]	5,681	11,496	16,354	12,873
Net Income	$ 19,093	$ 69,421	$ 64,229	$ 57,510
Normalized FFO per diluted share	$ 0.70	$ 2.76	$ 2.33	$ 2.29
Dividend per share	$ 0.615	$ 2.36	$ 2.30 [(3)]	$ 2.34 [(3)]
Dividend payout ratio[(2)]	87.9%	85.5%	98.8%	102.2%

[(1)] Includes non-operating income and expense, discontinued operations and loan and realty loss recoveries

[(2)] Dividend per share divided by Normalized FFO per diluted share

[(3)] Includes special dividends of $.10 and $.14 per share declared in 2009 and 2008, respectively

Goals

- Continue to aggressively manage our existing portfolio
- Invest in primarily owned real estate assets and opportunistic mortgage investments
- Continue to enhance public exposure and disclosure



FFO Reconciliation

(000's except per share)

	Q1 2011	2010	2009	2008
Net income	$ 19,093	$ 69,421	$ 64,229	$ 57,510
Real estate depreciation	2,690	10,328	7,373	6,667
Real estate depreciation in discontinued operations	-	205	992	1,030
Net gain on sale of real estate	(2,299)	(2,004)	-	-
Funds from operations	$ 19,484	$ 77,950	$ 72,594	$ 65,207
Collection and recognition of past due rent	-	(1,520)	(2,654)	-
Gains and losses on sales of marketable securities	(154)	-	(2,403)	2,475
Recoveries of previous write-downs	-	(573)	(1,077)	1,986
Recognition of deferred credits	-	-	(1,493)	(4,121)
Expenses related to abandoned capital offering	-	378	-	-
Other items	-	248	(626)	(1,879)
Normalized FFO	$ 19,330	$ 76,483	$ 64,341	$ 63,668
Normalized FFO per diluted share	$ 0.70	$ 2.76	$ 2.33	$ 2.29
Shares for basic funds from operations per share	27,696,727	27,664,482	27,586,338	27,706,106

Financial Strength in a Growing Sector

2011



National Health Investors, Inc.

NYSE: NHI